SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34029

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 25, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on October 20, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

## BMT Investment Funds [File No. 811-23234]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 24, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $6,295 incurred in connection with the liquidation were paid by the applicant, and the applicant's investment adviser.

Filing Dates: The application was filed on July 1, 2020, and amended on September 18, 2020.

Applicant's Address: swellman@bmtc.com.

## Capital Group Emerging Markets Total Opportunities Fund [811-22605]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 31, 2019, and April 20, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $7,935 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on April 27, 2020, and amended on September 18, 2020.

Applicant's Address: rachel.nass@capgroup.com.

## CC Real Estate Income Fund-C [File No. 811-23310]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $316 incurred in connection with the liquidation were paid by the applicant. Applicant has also retained $4,959 for the purpose of paying outstanding obligations.

Filing Date: The application was filed on August 18, 2020.

Applicant's Address: Clifford.cone@cliffordchance.com.

### CSOP ETF Trust [File No. 811-22998]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Pacer CSOP FTSE China A50 ETF, a series of Pacer Funds Trust, and on January 23, 2020, made a final distribution to its shareholders based on net asset value. Expenses of $57,932 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 31, 2020.

Applicant's Address: lcd@csopasset.com.

### Entoro Gray Swan Fund [File No. 811-23571]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 21, 2020.

Applicant's Address: rreneau@entoro.com.

### First Investors Equity Funds [File No. 811-06618]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Delaware Group Equity Funds IV, and on October 4, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,935,468 incurred in connection with the reorganization were paid by the applicant's investment adviser and Macquarie Investment Management Business Trust.

Filing Dates: The application was filed on December 6, 2019, and amended on July 28, 2020, and September 10, 2020.

Applicant's Address: frank.genna@foresters.com.

**First Investors Income Funds [File No. 811-03967]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Delaware Group Equity Funds IV, and on October 4, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $612,992 incurred in connection with the reorganization were paid by the applicant's investment adviser and Macquarie Investment Management Business Trust.

Filing Dates: The application was filed on December 6, 2019, and amended on July 28, 2020, and September 10, 2020.

Applicant's Address: frank.genna@foresters.com.

**First Investors Life Series Funds [File No. 811-04325]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Delaware VIP Trust, and on October 4, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $539,840 incurred in connection with the reorganization were paid by the applicant's investment adviser and Macquarie Investment Management Business Trust.

Filing Dates: The application was filed on December 6, 2019, and amended on July 28, 2020, September 10, 2020, and September 25, 2020.

Applicant's Address: frank.genna@foresters.com

**First Investors Tax Exempt Funds [File No. 811-03690]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Delaware Group Limited-Term Government Funds, and on October 4, 2019 made a final distribution to its shareholders based on net asset value.

Expenses of $415,626 incurred in connection with the reorganization were paid by the applicant's investment adviser and acquiring fund's investment advisor.

Filing Dates: The application was filed on December 6, 2019, and amended on July 28, 2020, and September 10, 2020.

Applicant's Address: frank.genna@foresters.com.

## Harvest Volatility Edge Trust [File No. 811-23286]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 26, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $30,600 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 31, 2019, and amended on March 10, 2020 and July 31, 2020.

Applicant's Address: GPaolella@hvm.com.

## Miller/Howard Funds Trust [File No. 811-23111]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 15, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $20,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on August 31, 2020.

Applicant's Address: Tom.Majewski@Shearman.com

## Nuveen Mortgage Opportunity Term Fund 2 [File No. 811-22374]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 20, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $6,748 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on March 11, 2020, and amended on September 17, 2020.

Applicant's Address: dglatz@stradley.com.

## Oppenheimer Integrity Funds [File No. 811-03420]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds) and, on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser (or it's affiliates) and the acquiring fund .

Filing Date: The application was filed on April 30, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

## Resource Real Estate Diversified Income Fund [File No. 811-22749]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Goldman Sachs Real Estate Diversified Income Fund and, on May 18, 2020, made a final distribution to its shareholders based on net asset value. Expenses of $653,634 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on July 2, 2020, and amended on September 18, 2020.

Applicant's Address: Latashia.Love@ThompsonHine.com.

## USAA ETF Trust [File No. 811-23271]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Victory Portfolios II and on July 1, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $511,491.16 incurred in connection with the reorganization were paid by the applicant's investment adviser and Victory Capital Management Inc.

Filing Dates: The application was filed on December 26, 2019, and amended on August 10, 2020.

Applicant's Address: ewagner@vcm.com

## UST Global Private Markets Fund, LLC [File No. 811-22069]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 4, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $32,450 incurred in connection with the liquidation were paid by the applicant. Applicant has also retained $195,136 for the purpose of paying outstanding liabilities and unclaimed distributions.

Filing Date: The application was filed on August 26, 2020.

Applicant's Address: corey.issing@nb.com

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


J. Matthew DeLesDernier
Assistant Secretary